May 15 2018	TSX.V - GIGA

Giga Metals Announces Appointment of Ms. Juliet Heading as
Corporate Communications Manager

(Vancouver) – Mark Jarvis, CEO of Giga Metals Corp. (TSX.V – GIGA) announced today that Ms. Juliet Heading has joined the Company as Corporate Communications Manager effective May 15, 2018.

Ms. Heading was educated at the University of Aberdeen and Napier University, Scotland, and her previous employment includes Lehman Brothers Europe, Nomura International plc and most recently Teck Resources Limited.

“We are very pleased to add Juliet’s capital markets and communications experience to Giga Metals,” said Mr. Jarvis. “This, combined with her energy and professionalism will help us move the Turnagain project forward.”

“I am very happy to be joining the Giga team,” said Ms. Heading. “The battery materials space is the right place to be as adoption of electric vehicles is growing so rapidly, and the Turnagain project has such scale that the next few years should prove extremely exciting for this company.”

Pursuant to the Company’s stock option plan, 150,000 options will be granted to Ms. Heading with a strike price of $0.60 and a term of five years, subject to certain vesting provisions and to TSXV approval.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
Tel: 604 681 2300
GIGA METALS CORPORATION

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203 – 700 West Pender St., Vancouver, BC, Canada V6C 1G8
T: 604-681-2300	E: info@gigametals.com	W: www.gigametals.com